September 29, 2008 Division of Corporation Finance Securities and Exchange Commission Mail Stop 3561 Washington, D.C. 20549	By EDGAR

Attention:	David R. Humphrey Branch Chief

RE:	Oncor Electric Delivery Transition Bond Company, LLC Form 10-K for the year ended December 31, 2006 Filed March 22, 2007 File No. 333-91935
Dear Mr. Humphrey:
     We are writing on behalf of our client, Oncor Electric Delivery Transition Bond Company LLC (“Transition Bond Company”), in response to your letter dated July 21, 2008, to Mr. David Davis, Chief Financial Officer of Transition Bond Company. Your comments and Transition Bond Company’s responses are set forth below.
Comment:     It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.
     If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.
     In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.
Response:     As discussed with the Staff, Transition Bond Company did not include management’s annual report on internal control over financial reporting in its Annual Report on Form 10-K for the year ended December 31, 2007 (“2007 Form 10-K”), based on the belief that that, in reliance on General Instruction (J) of Form 10-K, it may omit the report from the 2007 Form 10-K.
Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

Comment:     Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.
Response:     As discussed with the Staff, Transition Bond Company did not provide certifications in the 2007 Form 10-K including the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K based on the belief that it may omit the certifications in reliance on General Instruction (J) of Form 10-K.
* * * * * *
Transition Bond Company hereby acknowledges that:
     Transition Bond Company is responsible for the adequacy and accuracy of the disclosure in the 2007 Form 10-K;
     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2007 Form 10-K; and
     Transition Bond Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any further questions or comments to the undersigned or to David Davis, Chief Financial Officer of Transition Bond Company, at Energy Plaza, 1601 Bryan St., Dallas, Texas 75201, by facsimile at (214) 486-4444 or by telephone at (214) 486-4686.

Sincerely,
/s/ W. Crews Lott
W. Crews Lott

cc:	Rick Hays, Controller, Oncor Electric Delivery Transition Bond Company David Davis, Chief Financial Officer, Oncor Electric Delivery Transition Bond Company